Hello

Thank you for your interest in Rexis Biotech [illegible]. We're pleased to share that, in under 2 months, Rexis has achieved [illegible] —a significant step towards lasting growth.

We've noticed that your investment process may not have been finalized. We understand that such decisions warrant careful consideration, and we are here to support you with any information or assistance you may need.

## WHY CONSIDER REXIS BIOTECH

1. **Seed Round Investment:** We're proud to announce securing an initial seed round investment exceeding $[illegible]. Esteemed organizations like Virgin Beverages, [illegible] Group, and The [illegible] Foundation have chosen to support our vision.

2. **Robust Contracts:** Rexis has already inked contracts worth over $[illegible] in the first half of 2023, attesting to the strong demand for our offerings.

3. **Innovative IP Portfolio:** Our arsenal includes [illegible] and [illegible] proprietary trade secret processes, setting our technology apart in the market with unmatched defensibility.

4. **Award-Winning Technology:** Rexis technology recently earned recognition at the [illegible] LA Spirit Awards, securing 4 Platinum Medals. This serves as a testament to our commitment to product excellence and market potential.

**BECOME AN INVESTOR**

## YOU'RE INVITED

Attend our Fireside Chat on **August 15th at 9am PT / 10 am MT / 12 noon ET**. We will dive deeper into the compelling investment potential of Rexis Biotech, our innovation driven by a commitment to impact and social responsibility.



LIVE WEBINAR
FIRE-SIDE CHAT
15

**RSVP TO EVENT**

Should you have any further inquiries about Rexis, we encourage you to reach out by **replying directly to this email**.

If you have any questions related to the investment process itself, we kindly direct you to [illegible].

Best Regards,

Keith [illegible]
CEO of Rexis Biotech

Please note: Forward-looking projections cannot be guaranteed. This email is not intended to be a promotion of any investment opportunity and is not an offer to the public.

# BENZINGA RING THE BELL

Together With

**Happy Wednesday, Zingernation!** The Dow closed higher for the 12th consecutive trading day yesterday, its longest streak since 2017. You might think the Dow is getting a little over-extended here. You're probably right. But for now, I'll celebrate this Christmas in July with a little song called the 12 Days Of Gains...

🎶 And a limit order with no fee! 🎶

**Today,** we're covering the tale of two earnings: **Google's, which were great.** And Snap's, which were... well **we'll let you make up your own mind**.

**Plus,** flexibility to **expect the unexpected**, coverage for your **one-of-a-kind valuables**, and a spoonful of **new technology** to help the medicine go down.

**MARKET SNAPSHOT**

□ **Yesterday:** Stocks closed higher. You already know what the Dow did. The S&P 500 and Nasdaq Composite finished 0.3% and 0.6% higher, respectively.

● **Today:** Futures are trading lower as investors prepare themselves for the Fed's imminent interest rate decision.

📅 **On Our Radar:** Look, any day my guy J Pow is speaking, you know what's going to be on the top of our radar! Powell will take the podium at 2:30 PM ET to field questions about the Fed's interest rate hike decision, which should provide enough Fed Speak to fuel speculation until the next one.

**TOP STORY**


Google

## Alphabet Q2 Earnings Shine

**Briefly**: Google-parent Alphabet reported second-quarter financial results after the bell yesterday. Here's a rundown of the report and a look at what appears to be driving shares higher.

**So Basically:** Alphabet said second-quarter revenue increased 7% year-over-year to $74.604 billion, handily beating consensus estimates of $65.42 billion. The company reported quarterly earnings of $1.44 per share, which beat analyst estimates of $1.20 per share.

**So Then:** Search revenue came in at $42.628 billion, Cloud revenue totaled $8.031 billion, and YouTube ads revenue hit $7.665 billion in the quarter. Alphabet also announced CFO Ruth Porat will assume the newly created role of president and CIO, effective Sept. 1, and continue to serve as CFO while the company seeks a successor.

**So What?** Alphabet CEO Sundar Pichai attributed the strong showing to the company's "continued leadership in AI" and "excellence in engineering and innovation." Despite lagging behind Microsoft at the start of the AI arms race, Google's report appeared better received than its competitor's. Though Microsoft reported a beat the same day,

Alphabet shares spiked after hours, while Microsoft's took a dip.

FIVE ZINGERS

➕ **Calculate This:** Texas Instruments stock moved lower after an underwhelming report yesterday. **Why are investors clicking "Subtract"**?

🏠 **Barbie Dreamhouse:** Margot Robbie is using her Barbie earnings to purchase a house... but not for herself. **Check out the full story**.

💼 **Bye Bye Dream Job:** If you want to land yours, make sure not to make this mistake on your resume, according to a **former recruiter for Google**.

🏦 **Big Banc, Little Banc:** Banc of California (look, I don't know why it's spelled that way, but it is) is buying PacWest Bancorp. **Here's what you need to know**.

💸 **Well, Well, Wells:** Wells Fargo shares traded higher in Tuesday's after-hours session after the bank **raised its quarterly dividend** and announced a $30 billion buyback.

ONE FOR THE ROAD



## Snap, Crackle, Drop: Snap Q2 Earnings Highlights

**Briefly**: Social media company Snap reported second-quarter financial results after market close Tuesday. Here are the key highlights.

**Top Line**: Snap reported second-quarter revenue of $1.07 billion, which was down 4% year-over-year. The revenue total came in ahead of a Street consensus estimate of $1.05 billion, **according to data from Benzinga Pro**.

**Bottom Line**: The company reported a loss of two cents per share, which beat a Street estimate of a loss of four cents per share.

**Users**: Snap ended the second quarter with 397 million daily active users, which was up 14% year-over-year. The company said daily active users were up sequentially and year-over-year for North America, Europe and the rest of the global regions.

**AI Insight**: The company said its My AI artificial intelligence-powered chatbot was used by 150 million people since its launch on May 31. Over 10 billion messages have been sent with My AI, making it one of the largest consumer chatbots, according to the company.

**Premium Tier**: The Snapchat+ subscription service is now used by over four million paying subscribers.

**What's Next**: Snap is guiding for third-quarter revenue to be in a range of $1.07 billion to $1.13 billion, which is ahead of a Street consensus estimate of $945.95 million, **according to data from Benzinga Pro**. The company sees daily active users hitting 405 million to 406 million in the third quarter.

**Wall Street's Reaction**: Snap shares fell 19% to $10.13 in after-hours trading Tuesday, versus a 52-week trading range of $7.33 to $13.89.

□ **BENZINGA BUNDLE**

*Before you go, be sure to take a look at some of the opportunities below:*

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**📈 The market might be sure about the Fed's rate decision today.** But what if they're wrong? What about tomorrow? From planned Fed meetings to unexpected market events, Cboe will prepare you for anything. **Be prepared**.

Benzinga, 1 Campus Martius, Suite 200, Detroit, MI 48226, United States, +1 877.440.9464

# More Potent Potables

A generational opportunity to invest in a company that makes ingredients for consumer-packaged goods...

Brooks Dyroff
August 10, 2023

BENZINGA START-UPS

**Happy Thursday Everyone**. We hope August is off to a great start. We received some fantastic feedback last week about how to make this newsletter better. As we mentioned, we're always working on ways to bring you more valuable startup content on a regular basis so let us know what you like and don't like.

**Today** we're highlighting our partner, **Rexis Biotech**, which is worth a look. Below are the key points, and here is the **full debrief**. Let's dive in.

ONE BIG THING

## Making your drinks taste better, your medicine work better & your drugs more fun


REXIS
BIOTECH


squared

# Highlights

- Cash flow positive in under 6 months with estimated gross revenue projection of USD $14.7M in 2023*
- $500k+ initial seed round investment from Virgin Beverages, 3CHI Group, The Manning Foundation
- Signed contracts in the first half of 2023 worth over USD $8,350,000
- 2 patents and 6 trade secret processes make up their highly defensible IP catalog
- Founder was CEO of Virgin, Cineplex, BOSCH; led multiple companies to successful exits (IPO)
- Executive team with experience on Fortune 500 brands: Red Bull, Virgin, Best Buy, MillerCoors, NBCU
- Their technology enhances the functionality, taste, and efficacy of everyday consumable products
- Powering recognizable brands Happy Valley, First Person Group, 3CHI (Kyle Busch's #8 NASCAR sponsor)

# The Pitch, Problem, & Solution

Welcome to **Rexis**, a generational opportunity to invest in a company that makes ingredients for consumer-packaged goods that are almost as fundamental to recipes as sugar, protein, and caffeine; powering brands the likes of RedBull, Marlboro, and Nestle.

Investing in **Rexis** is not only an opportunity to own a piece of a groundbreaking opportunity, but it also offers you a front row seat as we help build and grow brands around the globe.

**⊖ Here's the problem...**

The human body cannot efficiently absorb most plant-based ingredients. Things like caffeine, lion's mane, CBD, THC [and many more] have very low bioavailability, which makes it difficult for your body to assimilate those ingredients into your bloodstream. So, even though there was a dosage on the front of the package, you potentially only received 10% or less of that ingredient into your system.

These ingredients can also be very unstable, often losing 30% efficacy within the first three months, and can often leave a bitter or oily aftertaste in your mouth.

The most fundamental needs of any consumer when eating or drinking a product is that:

- It tastes good, and...
- It does what it's supposed to.
- If a brand can't deliver on those two things, they've got nothing!

💡 **Rexis is the solution!**

Rexis' biotechnology empowers brands to turn the rapidly growing industry of natural, plant-based consumables into products you'll actually want to taste and drink; something you'll inevitably crave.

Our proprietary, patented technology allows ingredients to enter the blood-stream faster while tasting better; a dream team combination.

In short, we make the "secret sauce", or "the engine", that empowers consumer products across various industries to become award winners, literally.

**Click here to read more about Rexis**, including background information on its veteran team, licensing partners, and much more.

INVEST IN REXIS BIOTECH

# No More Bitter Pills

Just cause it's good for you doesn't mean it shouldn't go down smoot

BZ
Brooks Dyroff
August 03, 2023

BENZINGA START-UPS

**Happy Thursday Everyone.** First of all, a quick note. We are in the process of testing out a new ESP (email service provider) for this newsletter and we're also working on ways to bring you more valuable startup content on a regular basis.

We'd love to hear from you so please drop us a note simply by replying to this email. In the meantime, we have a quick message from today's partner, **Rexis Biotech.**

ONE BIG THING

## No More Bitter Pills


REXIS
BIOTECH

**Just cause it's good for you** doesn't mean it shouldn't go down smooth. Rexis Biotech's groundbreaking Fused Polymorph Nano Fiber Technology™ turns plant-based, hydrophobic molecules into delicious functional foods and beverages.

**Better than the rest. Better for the world.** Rexis strategically selects every molecule for its underlying list of potential health benefits that support a range of issues from every-day ailments to diagnosed health deficiencies to addiction.

**Can you capture a healthy, fulfilled life in a bottle?** Rexis is on a mission to put the "science" in science fiction. And with 2 million presales for their first two beverage brands, it's not an impossible mission. But they can't do it alone. **Here's how you can help change the world.**

INVEST IN REXIS BIOTECH

## Keep reading



**More Potent Potables**

A generational opportunity to invest in a company that makes ingredients for consumer-packaged goods...

3 months ago

**Think Quick! Offering Closes On November 15**

Reshape the future of finance with...

23 days ago

**JORDAN TEMPLATE**

JORDAN TEMPLATE

a month ago

View more ›

# Rexis Biotech: Improving Functional Ingredients With Innovative Technology

BY MICRODOSE — July 27, 2023 · In Industry · Reading Time: 4 mins read

A/A


REXIS
BIOTECH

Continue on your trip...

- Microdose Announces PsychMD as Wonderland 2023 Headline Sponsor
- Safe Supply Streaming Begins Trading on the CSE
- GH Research: Updates on Clinical Development Programs

Functional mushrooms, psychedelic compounds, cannabis, hemp, and an almost endless stream of new ingredients — as their popularity increases, companies are looking to incorporate them into consumer products. But there are roadblocks to efficient production and widespread consumer adoption. **Rexis Biotech** is working to change how we produce and consume these ingredients.

We sat down with Rexis CEO Keith Bushfield to discuss the company's new technology and product roll-out.

Recent Stories

- Wonderland and Kandyflip.Art Present Art Auction Featuring Rare Graffiti Art From Renowned Artists
- Microdose Announces Dr. Sam Clark, CEO of Terran Biosciences, as Wonderland 2023 Keynote Presenter
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- Breaking News: Beckley Waves Acquires Nue Life
- Cybin Granted Two New Patents For DMT Program

FOLLOW US ON SOCIAL


Rexis Biotech: Improving Functional Ingredients With Innovative...
Share
Watch on YouTube

## Blending Oil & Water: Improving absorption and efficiency in consumer products

**It seems like absorption is one of the keys to getting a high-quality and versatile product. Can you talk about how Rexis is solving this?**

Our primary activity and really exciting technology is turning hydrophobic molecules into water-soluble molecules.

A hydrophobic molecule is an oil-based molecule that doesn't absorb into water very well. Think about an oil-based salad dressing and how it floats on the top. It's a major problem that the hydrophobic molecules used in many consumer products don't absorb well. THC, CBD, nicotine, valerian, functional mushrooms etc — are all hydrophobic molecules that don't absorb nearly as well as we want them to.

Take THC as an example. THC is very unfriendly for absorption and hard to work with because it's a truly water-incompatible molecule. So it'll absorb poorly and lose efficacy very quickly, and if you put that into medicinal application you're losing potency at an alarming rate.

But if we can turn that oil-based molecule into a water-based molecule or ingredient, then you'll have a much better chance of getting that absorption. And that opens up a whole range of benefits.

So we developed a technology that we've been perfecting for the past five or six years that takes that hydrophobic molecule and turns it into a water-soluble powder.

**What are some other benefits of Rexis' production technology?**

The benefits are substantial. One is that turning the product into a powder allows it be stored for years instead of weeks or days. Prime example is if you put THC in an emulsion base like a drink or water, it starts degrading almost immediately. Contrast that to our technology, where we've tested product two years later and it lost only a few percentage points over where it originally started. That's night and day compared to what normally would happen.

Then there's bioavailability. We did a head-to-head trial against the FDA's only approved CBD product. From its FDA trial results it was bioavailable at only 9% to 10%. We did the same trial with our molecule and it showed 48.15% bioavailable — 500% more effective than the number one product in the category.

And this better absorption and bioavailability not only makes the product better, but also improves efficiency and costs. If you're able to use less product to get to the same effect, then there are cost benefits all along the chain.


NICOTINE
CAFFEINE
Hemp Derived
THC
FUNCTIONAL MUSHROOMS
PSILOCYBIN
pTEROSTILBENE
KRATOM
Pain Relief
Depression
Anxiety

**And what about the taste? Does it improve that as well?**

Yes. Definitely. One of the biggest things we hear people talk about is flavor profiles. Take functional mushrooms like Lion's Mane or Reishi. They're getting very popular and they're great for you, but they don't taste very good. Most people I know do not like the flavor profile. But we've been able to take that Lion's Mane and make it a water-soluble ingredient that we can put into beverages or food — and remove its taste.

There are some products on the market that try to hide the taste of these ingredients by mixing it with coffee. But we can just put it in water, and have it be tasteless; or make it taste like Vitamin C or whatever we want. There's nothing else like it and we're very excited.

We're dealing with two different companies that are going to bring this to market in the next six months and you're going to see it in places like Whole Foods very soon.

**What other projects is Rexis developing?**

We currently play in three spaces:

- Consumer packaged goods, ready-to-drink beverages and other food items like we just mentioned. We're producing several of our own brands that will be rolling out soon across the country.
- We also have a licensing division, where we license out our technology to companies across the country. THC companies, drug developers etc.
- And we have a pharmaceutical division working on more long-term products. For example, we have a Nicotine Replacement Therapy (NRT) drug, an ADHD drug and an epilepsy drug all in early-phase trials.


REXIS
BIOTECH

**How can our readers get involved with what you're building?**

Right now, we're in full-blown expansion mode; building out production facilities, and rolling out new consumer-facing products. And we wanted to give consumers the chance to invest in this growth, so we recently launched a crowdfunding equity round with WeFunder. We just launched the campaign and, so far, the response has been phenomenal.

Some highlights from the **We Funder campaign**:

- Cash flow positive in under 6 months with estimated gross revenue projection of USD $14.7M in 2023*
- $500k+ initial seed round investment from Virgin Beverages, 3CHI Group, The Manning Foundation
- Signed contracts in the first half of 2023 worth over USD $8,350,000
- 2 patents and 6 trade secret processes make up our highly defensible IP catalog
- Founder was CEO of Virgin, Cineplex, BOSCH; led multiple companies to successful exits (IPO)
- Executive team with experience on Fortune 500 brands: Red Bull, Virgin, Best Buy, MillerCoors, NBCU

We recently received our first round of industry feedback on our new consumer products — and to say it was positive, would be a drastic understatement. What do I mean by that?

Consumer products that are **Powered by Rexis** were recently submitted into the High Spirits Awards — produced by the esteemed LA Spirits Awards. Out of only 8 Platinum medals awarded to entrants this year, we took home 4 of them. In total, we won over 13 awards, which is a huge validation of our products.

The brands submitted by Rexis were:

- Squared
- 3Chi
- TWIST
- 9 Leaves
- Subculture

You can see the results **here**.

***For more on Rexis and their technology, see their video below and website here.***

# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

**About Wefunder**

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.